Schedule A Additional Information

Reporting Person: Veradace Capital Management LLC

The name and present principal occupation or employment of each Reporting Person is set forth below. Except as otherwise described herein, the business address of each person named below is 3889 Maple Avenue, Suite 220, Dallas, TX 75219. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

Veradace Capital Management LLC

Name	Title	Principal Occupation	Citizenship
Alexander Vezendan	Principal/ Chief Investment Officer	Principal of Veradace Capital Management LLC	United States

Beneficial Ownership of Each Director, Executive Officer and Control Person of the Reporting Persons

The aggregate number and percentage of the class of securities of the Issuer beneficially owned by each director and executive officer of, and each person controlling, the Reporting Persons is set forth below.

Name	Aggregate Number	Percentage of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
John Conlin	2,089,805	16.5%	0	2,089,805	0	2,089,805
Alexander Vezendan	2,089,805	16.5%	0	2,089,805	0	2,089,805
Veradace Capital Management LLC	2,089,805	16.5%	0	2,089,805	0	2,089,805
Veradace Partners L.P.	2,089,805	16.5%	0	2,089,805	0	2,089,805

Transactions in the Common Stock by the Reporting Persons in the past 60 days:

The name and present principal occupation or employment of each Reporting Person is set forth below. Except as otherwise described herein, the business address of each person named below is 3889 Maple Avenue, Suite 220, Dallas, TX 75219. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

Schedule A

Transactions in the Common Stock by the Reporting Persons in the past 60 days:

Nature of Transaction	Security Typer	Trade Date	Securities Purchased	Securities Sold	Price
Purchase	Equity	1/5/26	4,082		8.20
Purchase	Equity	1/6/26	12,692		8.79
Purchase	Equity	1/7/26	19,783		8.60
Purchase	Equity	1/8/26	45,000		8.91
Purchase	Equity	1/9/26	35,140		8.99
Purchase	Equity	1/12/26	37,161		9.02
Purchase	Equity	1/13/26	92,346		8.81
Purchase	Equity	1/14/26	58,472		8.69
Purchase	Equity	1/15/26	12,000		8.23
Purchase	Equity	1/26/26	24,617		7.67
Purchase	Equity	1/20/26	72,220		7.43
Purchase	Equity	1/21/26	39,392		7.31
Purchase	Equity	1/22/26	22,588		7.77
Purchase	Equity	1/23/26	9,907		7.37
Purchase	Equity	1/26/26	10,523		7.50
Purchase	Equity	1/27/26	10,521		7.17
Purchase	Equity	1/28/26	54,805		7.23
Purchase	Equity	1/29/26	102,949		6.98
Purchase	Equity	1/30/26	30,000		7.00
Purchase	Equity	2/2/26	18,985		7.07
Purchase	Equity	2/3/26	187,702		6.81

Purchase	Equity	2/4/26	10,000		7.23
Purchase	Equity	2/5/26	17,000		7.04
Purchase	Equity	2/6/26	105,097		6.84
Purchase	Equity	2/9/26	25,000		6.96
Purchase	Equity	2/10/26	10,616		7.29
Purchase	Equity	2/11/26	100,610		7.03
Purchase	Equity	2/12/26	78,696		7.03
Purchase	Equity	2/13/26	14,612		7.64
Purchase	Equity	2/17/26	31,000		7.41
Purchase	Equity	2/18/26	105,880		7.12
Purchase	Equity	2/19/26	8,748		7.07
Purchase	Equity	2/23/26	7,016		7.04
Purchase	Equity	2/24/26	15,773		7.14